EXHIBIT 3.2

FIRST AMENDMENT TO

THIRD AMENDED AND RESTATED

BYLAWS OF

CUBESMART

(THE “TRUST”)

The following amendment is effective as of June 1, 2017 as approved by the Trust:

1.             Article XIII of the Third Amended and Restated Bylaws (the “Bylaws”) of the Trust is hereby deleted in its entirety and replaced with the following provision:

“ARTICLE XIII

AMENDMENT OF BYLAWS

The Bylaws of the Trust may be altered, amended or repealed, and new Bylaws adopted, by the affirmative vote of a majority of the entire Board of Trustees or, by the shareholders, by the affirmative vote of a majority of the shares then outstanding and entitled to vote on the matter.”

2.             In the event of any conflict between this amendment and the Bylaws, this amendment shall prevail.

3.             All other terms and provisions of the Bylaws shall remain in full force and effect.